UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): December 21, 2018

BRIX REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3090 Bristol Street, Suite 550, Costa Mesa, CA	92626
(Full mailing address of principal executive offices)	(ZIP Code)

(855) 742-4862

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

Investment in Real Estate Entity

On December 24, 2018, the Company invested $200,000 to acquire an approximate 1.0% interest in ACA Illinois Tier 1 Student Housing DST, a Delaware Statutory Trust (“the “Trust”) formed by ACA Illinois Tier 1 Depositor, LLC (“Depositor”). The Trust acquired that certain student housing development, commonly known as 212 East, located at 212 East Green Street, Champaign, Illinois, near the University of Illinois at Urbana-Champaign (“212 East” or the “Property”) in September 2018. The implied value of the Property is $52,065,000 after including an existing mortgage loan of $29,900,000. Our interest in the Property is equivalent to $512,038.

Arrimus Capital LLC, a related party, is the sole member of Depositor. Therefore, the acquisition of the interest in the Trust was approved by our board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board. In connection with the acquisition of our interest, we will pay our Advisor an acquisition fee of $15,361 in accordance with the terms of our advisory agreement.

212 East is a Class A student housing property located in the heart of the Campustown district. It was built in 2017 and is comprised of 110 units (428 beds) within one six-story building and offers 91 parking spaces in a garage that is restricted to resident and retail use. The dwelling units are fully furnished, including smart TVs in every bedroom and living room, in-unit washer and dryer, and full-size beds. 212 East has various amenities, including a state-of-the-art fitness center; shared and private study rooms/lounges; a community lounge with billiards, TVs and a kitchenette; and an outdoor courtyard featuring a fire pit, grilling areas and hammocks. 212 residents also enjoy access to onsite retail space that includes a yoga studio and two restaurants.

Shareholder Distributions

On December 21, 2018, our board of directors declared distributions based on daily record dates for the period January 1, 2019 through January 31, 2019 at a rate of $0.00080645 per share per day on the outstanding shares of the Company’s common stock, which the Company will pay on February 21, 2019. The daily dividend rate of $0.00080645 per share of common stock per day represents an annualized rate of return for the month of January, if paid each day for a 365-day period, equal to 6.0% based on a $5.00 value per share of common stock.

Safe Harbor Statement

The amount of future cash distributions, and the declaration and payment thereof, will be determined by the Company’s board of directors based on the Company’s financial condition and such other factors as the board of directors deems relevant. The Company’s operating performance and the timing and amount of future cash distributions is subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated April 17, 2018 (which includes our Offering Circular), filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date: December 26, 2018